SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 —

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date October 29, 2003	By:	/s/ Douglas A. Ball
Douglas A. Ball
Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH AND THE U.S. NATIONAL CANCER INSTITUTE
TO COLLABORATE ON MULTIPLE CLINICAL TRIALS WITH REOLYSIN®

CALGARY, AB, — October 29, 2003 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that support for multiple clinical trials to evaluate the efficacy of REOLYSIN® in a range of cancers has been approved by the Drug Development Group of the Division of Cancer Treatment and Diagnosis, U.S. National Cancer Institute (“NCI”).

The NCI approved REOLYSIN® for collaborative development after an analysis of preclinical, GLP toxicology and clinical data. Oncolytics and the NCI will collaborate to select cancer indications and suitable development programs for a number of clinical trials. Oncolytics will provide REOLYSIN® for all clinical trials conducted and sponsored by the NCI under a Clinical Trials Agreement.

“We are pleased to collaborate with the National Cancer Institute to more broadly explore the potential of REOLYSIN®,” said Dr. Bradley Thompson, President and CEO of Oncolytics. “This agreement will allow us to further evaluate the clinical utilization of REOLYSIN® using different routes of administration and in combination with current standard therapies.”

About the National Cancer Institute

The National Cancer Institute is an agency of the National Institutes of Health (NIH), one of eight agencies that compose the Public Health Service (PHS) in the U.S. Department of Health and Human Services (DHHS). The NCI, established under the National Cancer Act of 1937, is the U.S. Federal Government’s principal agency for cancer research and training.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the success and benefits of the collaboration with NCI and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Brad Thompson	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com